Exhibit 3.1

AMENDMENT 2

TO THE RESTATED BYLAWS
OF
EL CAPITAN PRECIOUS METALS, INC.

Adopted August 24, 2018

The corporate bylaws of El Capital Precious Metals, Inc., a Nevada corporation (the “Company”), in effect as of July 15, 2016 (the “Bylaws”), are hereby amended, pursuant to Article VII of the Bylaws, as set forth below.

Section 2.13 of the Bylaws is hereby deleted in its entirety and replaced with the following:

2.13.       Action Without a Meeting by Shareholders. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed by a majority of the shareholders entitled to vote on such action, except for the election of directors, which shall only be taken at annual meetings of shareholders. Such written action shall be effective when signed by a majority of the shareholders entitled to vote thereon, unless a different effective time is provided in the written action. The writing or writings shall be filed with the minutes of the Shareholders.